€ m IBIT detail 2Q16: IBIT detail Note:Figures may not sum due to rounding differences Q3 2017     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments Adjusted IBIT CIB 361 (7) (10) (93) 0 471 PCB 332 - 3 (11) 0 341 Deutsche AM 195 - 0 (1) - 196 C&A 44 (28) 1 (34) - 106 NCOU - - - - - - Group 933 (35) (7) (140) 0 1,114               Q3 2016     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments Adjusted IBIT CIB 969 47 (66) (342) 0 1,330 PCB 187 - 15 4 - 169 Deutsche AM 215 - (9) 0 - 224 C&A (215) 10 (14) 0 - (212) NCOU (538) - (1) (163) 49 (423) Group 619 58 (76) (501) 49 1,089 Exhibit 99.4

€ m IBIT detail 2Q16: IBIT detail Note:Figures may not sum due to rounding differences 9M 2017     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments Adjusted IBIT CIB 1,610 (329) (151) 12 (6) 2,084 PCB 1,041 - 30 (56) 0 1,067 Deutsche AM 610 - (8) (1) - 619 C&A (627) (218) (2) (38) - (369) NCOU - - - - - - Group 2,633 (548) (131) (82) (6) 3,400               9M 2016     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments Adjusted IBIT CIB 2,138 239 (360) (416) (285) 2,961 PCB 739 - (126) (59) - 925 Deutsche AM 547 - (67) (1) - 614 C&A (116) 152 (6) 67 - (329) NCOU (1,703) - (9) (401) 49 (1,343) Group 1,606 391 (568) (809) (236) 2,828